July 2015

Amended and Restated Preliminary Terms No. 415*

Registration Statement No. 333-199966

Dated July 10, 2015

Filed pursuant to Rule 433

INTEREST RATE Structured Investments

Leveraged Callable CMS Curve Linked Notes due July 31, 2035

Linked to the 30-Year U.S. Dollar Constant Maturity Swap Rate and the 2-Year U.S. Dollar Constant Maturity Swap Rate

As further described below, interest will accrue on the notes (i) For the first year: at a rate of 10.00% per annum and (ii) in Years 2 to Maturity: at a variable rate per annum equal to the applicable Leverage Factor times the difference, if any, between (a) the 30-Year U.S. Dollar Constant Maturity Swap Rate (“30CMS”) minus (b) the 2-Year U.S. Dollar Constant Maturity Swap Rate (“2CMS”) minus (c) 0.25%, as determined on the CMS determination date at the start of the related quarterly interest payment period; subject to, for each interest payment period, the maximum interest rate of 10.00% per annum and the minimum interest rate of 0.00% per annum. The notes provide an above-market interest rate in Year 1; however, for each interest payment period in Years 2 to maturity, the notes will not pay any interest with respect to the interest payment period if the 30CMS minus the 2CMS minus 0.25% is equal to or less than 0.00% on the related quarterly CMS determination date. We, JPMorgan Chase & Co., have the right to redeem the notes on any quarterly redemption date beginning July 31, 2017. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

SUMMARY TERMS
Issuer:	JPMorgan Chase & Co.
Aggregate principal amount:	$ . We may increase the aggregate principal amount prior to the original issue date but are not required to do so.
Stated principal amount:	$1,000 per note
Issue price:	$1,000 per note (see “Commissions and Issue Price” below)
Pricing date:	July , 2015 (expected to price on or about July 28, 2015), subject to the business day convention
Original issue date (settlement date):	July , 2015 (3 business days after the pricing date), subject to the business day convention
Interest accrual date:	July 31, 2015, subject to the business day convention
Maturity date:	July 31, 2035, subject to the business day convention
Payment at maturity:	The payment at maturity per note will be the stated principal amount plus accrued and unpaid interest, if any.
Initial interest payment period(s):	The interest payment periods beginning on and including the original issue date and ending on but excluding July 31, 2016
Initial interest rate:	10.00% per annum
Interest rate:	With respect to each initial interest payment period, 10.00% per annum and with respect to each interest payment period (other than the initial interest payment period), a rate per annum equal to the greater of (a) the minimum interest rate and (b) the applicable leverage factor multiplied by the spread, subject to the maximum interest rate.
Leverage factor:	From (and including)	To (but excluding)	Leverage Factor
	July 31, 2015	July 31, 2016	Not applicable
	July 31, 2016	July 31, 2021	4.0
	July 31, 2021	July 31, 2026	5.0
	July 31, 2026	July 31, 2031	6.0
	July 31, 2031	July 31, 2035	7.0
Spread:	On the applicable CMS determination date, the difference of (a) 30CMS minus (b) 2CMS minus (c) 0.25%.
Maximum interest rate:	10.00% per annum
Minimum interest rate:	0.00% per annum
Interest:

Subject to the interest accrual convention described below and in the accompanying product supplement no. 1a-I, with respect to each interest payment period, for each $1,000 principal amount note, we will pay you interest in arrears on each interest payment date in accordance with the following formula:

$1,000 × interest rate × day count fraction

Interest payment period:	Quarterly (the period beginning on and including the original issue date of the notes and ending on but excluding the first interest payment date and each successive period beginning on and including an interest payment date and ending on but excluding the next succeeding interest payment date, subject to the interest accrual convention described below and in the accompanying product supplement no. 1a-I).
Interest payment dates:	Each July 31, October 31, January 31 and April 30, beginning October 31, 2015 to and including the maturity date, or, if the notes have been redeemed, the applicable redemption date, subject to the business day convention and interest accrual convention described below and in the accompanying product supplement no. 1a-I.
Redemption percentage:	With respect to a redemption date, if any, 100%
Redemption:	Beginning July 31, 2017, we have the right to redeem all of these notes on any quarterly redemption date and pay to you 100% of the stated principal amount per note plus accrued and unpaid interest to but excluding the date of such redemption, subject to the business day convention and the interest accrual convention described below and in the accompanying product supplement no. 1a-I. If we decide to redeem the notes, we will give you notice at least 5 business days before the redemption date specified in the notice.
Redemption date:	Each July 31, October 31, January 31, and April 30, beginning on July 31, 2017, subject to the business day convention and the interest accrual convention described below and in the accompanying product supplement no. 1a-I.
CMS rate:	30CMS or 2CMS. Please see “Additional Provisions” beginning on page 3 below.
CMS determination date:	For each interest payment period (other than the initial interest payment periods), two U.S. government securities business days immediately prior to the beginning of the applicable interest payment period.
Business day convention:	Following
Interest accrual convention:	Unadjusted
Day count fraction:	30/360
Calculation agent:	J.P. Morgan Securities LLC (“JPMS”). All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us
Listing:	The notes will not be listed on any securities exchange.
Denominations:	$1,000 / $1,000
CUSIP / ISIN:	46625HME7 / US46625HME70
Book-entry or certificated note:	Book-entry
Business day:	New York
Agent:	JPMS

Commissions and issue price:	Price to Public(1)	Fees and Commissions	Proceeds to Issuer
Per Note	$1,000	$35.00(3)	$965.00
Total	$	$	$
(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds” beginning on PS-34 of the accompanying product supplement no. 1a-I.
(2)	JPMS, acting as agent for JPMorgan Chase Bank, National Association will receive a commission and will pay all of that commission to other affiliated or unaffiliated dealers. This commission will depend on market conditions on the pricing date and will in no event exceed $35.00 per $1,000 principal amount note.

If the notes priced today, the estimated value of the notes as determined by J.P. Morgan Securities LLC, which we refer to as JPMS, would be approximately $872.50 per $1,000 principal amount note. JPMS’s estimated value of the notes on the pricing date will be provided by JPMS in the pricing supplement and will not be less than $870.00 per $1,000 stated principal amount note. See “Additional Information About the Notes — JPMS’s Estimated Value of the Notes” in this document for additional information.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this amended and restated term sheet or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this amended and restated term sheet together with the related product supplement no. 1a-I, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.

Product supplement no. 1a-I dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008402/e61380_424b2.htm

Prospectus supplement dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008397/e61348_424b2.pdf

July 2015

Amended and Restated Preliminary Terms No. 415*

Registration Statement No. 333-199966

Dated July 10, 2015

Filed pursuant to Rule 433

INTEREST RATE Structured Investments

Prospectus dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008397/e61348_424b2.pdf

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free (800) 869-3326.

* This amended and restated term sheet amends and restates the term sheet related hereto dated July 6, 2015 to product supplement no. 1a-I in its entirety (the term sheet is available on the SEC website at http://www.sec.gov/Archives/edgar/data/19617/000089109215006112/e65030fwp.htm).

Leveraged Callable CMS Curve Linked Notes due July 31, 2035

The Notes

The notes are issued by JPMorgan Chase & Co. We describe the basic features of these notes in the sections of the accompanying product supplement called “Description of Notes” and “General Terms of Notes” subject to and as modified by the provisions described above. The terms of the notes as set forth in this amended and restated term sheet, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 1a-I, will supersede the terms set forth in the accompanying product supplement no. 1a-I. Among other things, your interest rate will be determined as described above under “Summary Terms — Interest Rate.” Regardless of the performance of the CMS rates, we will pay you at least the principal amount of your notes if you hold the notes to maturity or to the redemption date, if any, on which we elect to redeem the notes, subject to the creditworthiness of JPMorgan Chase & Co. The notes offer periodic interest payments on each interest payment date. With respect to each initial interest payment period, the notes will pay an annual interest rate equal to the initial interest rate, and for each interest payment period (other than the initial interest payment periods), the notes will pay a rate per annum equal to the greater of (a) the minimum interest rate and (b) the applicable leverage factor multiplied by the spread, provided that such rate will not be greater than the maximum interest rate. Interest, if any, will be paid in arrears on each interest payment date, to the holders of record at the close of business on the business day immediately preceding the applicable interest payment date. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes. At our option, we may redeem the notes, in whole but not in part, on any redemption date, at a price equal to the principal amount being redeemed plus any accrued and unpaid interest, subject to the business day convention and the interest accrual convention described on the cover of this amended and restated term sheet and in the accompanying product supplement. Any accrued and unpaid interest on the notes redeemed will be paid to the person who is the holder of record of such notes at the close of business on the business day immediately preceding the applicable redemption date.

Additional Provisions

The CMS Rate

What are the 30-Year U.S. Dollar Constant Maturity Swap Rate (“30CMS”) and the 2-Year U.S. Dollar Constant Maturity Swap Rate (“2CMS”)?

The 30CMS is the rate for U.S. dollar swap with a Designated Maturity of 30 years that appears on Reuters page “ISDAFIX1” (or any successor page) at approximately 11:00 a.m., New York City time, on any CMS determination date, as determined by the calculation agent.

The 2CMS is the rate for U.S. dollar swap with a Designated Maturity of 2 years that appears on Reuters page “ISDAFIX1” (or any successor page) at approximately 11:00 a.m., New York City time, on any CMS determination date, as determined by the calculation agent.

An interest rate swap rate, at any given time, generally indicates the fixed rate of interest (paid semi-annually) that a counterparty in the swaps market would have to pay for a given maturity, in order to receive a floating rate (paid quarterly) equal to 3-month LIBOR for that same maturity.

CMS Determination Date

For each interest payment period (other than the initial interest payment periods), two (2) U.S. government securities business days immediately prior to the beginning of the applicable interest payment period.

U.S. Government Securities Business Day

Any day, other than a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association (“SIFMA”) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

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CMS Rate Fallback Provisions

On any CMS determination date, if the 30CMS or the 2CMS cannot be determined by reference to Reuters page “ISDAFIX1” (or any successor page), then the calculation agent will determine such affected rate for such day on the basis of the mid-market semi-annual swap rate quotations to the calculation agent provided by five leading swap dealers in the New York City interbank market (the “Reference Banks”) at approximately 11:00 a.m., New York City time, on such CMS determination date, and, for this purpose, the mid-market semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a term equal to the applicable 30 year or 2 year maturity commencing on such CMS determination date and in an amount that is representative for a single transaction in the relevant market at the relevant time with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD LIBOR with a designated maturity of three months. The calculation agent will request the principal New York City office of each of the Reference Banks to provide a quotation of its rate. If at least three quotations are provided, the rate for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If fewer than three quotations are provided as requested, the rate will be determined by the calculation agent in good faith and in a commercially reasonable manner.

Business Day

Any day, other than a Saturday, Sunday or a day on which banking institutions in The City of New York are authorized or obligated by law, regulation or executive order to close or a day on which transactions in U.S. dollars are not conducted.

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Leveraged Callable CMS Curve Linked Notes due July 31, 2035

Hypothetical Examples

The following examples illustrate how to calculate the interest payment for an interest payment period (other than the initial interest payment periods) and assume that the notes are not called prior to the scheduled maturity date and that the number of calendar days in the applicable interest payment period is 90. The hypothetical CMS rates, spreads and interest rates set forth in the following examples are for illustrative purposes only and may not be the actual CMS rates, spreads or interest rates for any interest payment period applicable to a purchase of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: On the applicable CMS determination date, 30CMS is 4.00% and 2CMS is 2.00% and the applicable Leverage Factor is 4.0. Because 30CMS (4.00%) is greater than 2CMS (2.00%), the spread is positive and is equal to 1.75%. Accordingly, the interest rate is calculated as follows:

MAX [0.00%, (4.0 × (4.00% - 2.00% - 0.25%))] = 7.00% per annum

The quarterly interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 7.00% × (90/360) = $17.50

Example 2: On the applicable CMS determination date, 30CMS is 7.00% and 2CMS is 2.00% and the applicable Leverage Factor is 5.0. Because 30CMS (7.00%) is greater than 2CMS (2.00%), the spread is positive and is equal to 4.75%. Because the spread multiplied by the leverage factor of 5.0 is greater than the maximum interest rate of 10.00% per annum, the interest rate is equal to the maximum interest rate of 10.00% per annum. The quarterly interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 10.00% × (90/360) = $25.00

Example 3: On the applicable CMS determination date, 30CMS is 4.00% and 2CMS is 6.00% and the applicable Leverage Factor is 7.0. Because 30CMS (4.00%) is less than 2CMS (6.00%), the spread is negative and equal to -2.25%. Because the spread multiplied by the leverage factor of 7.0 is less than the minimum interest rate of 0.00% per annum, the interest rate is equal to the minimum interest rate of 0.00% per annum. The quarterly interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 0.00% × (90/360) = $0.00

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Leveraged Callable CMS Curve Linked Notes due July 31, 2035

Historical Information

CMS Rates

The following graphs set forth the daily historical performance of the CMS rates and the spread from January 8, 2010 through July 2, 2015. The 30-Year CMS Rate and the 2-Year CMS Rate were not published on July 3, 2015 due to the U.S. Independence Day holiday. We obtained the rates used to construct the graph below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The 30CMS, as it appeared on Reuters page “ISDAFIX1” on July 9, 2015 was 2.868%. The 2CMS, as it appeared on Reuters page “ISDAFIX1” on July 9, 2015 was 0.829%. The spread on July 9, 2015 was 1.789%.

The CMS rates and the spread data in the following graphs were obtained from Bloomberg Financial Markets at approximately 3:30 p.m. on the relevant dates and may not be indicative of the spread, which is determined on any date of determination by reference to the CMS rates published on Reuters page "ISDAFIX1" at approximately 11:00 a.m., New York City time. The historical CMS rates and the spread should not be taken as an indication of future performance, and no assurance can be given as to the CMS rates or the spread on any CMS determination date. We cannot give you assurance that the performance of the CMS rates and the spread will result in any positive interest payments in any interest payment period subsequent to the final initial interest payment period.

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Leveraged Callable CMS Curve Linked Notes due July 31, 2035

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Leveraged Callable CMS Curve Linked Notes due July 31, 2035

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes. For further discussion of these and other risks, you should read the section entitled “Risk Factors” beginning on page 16 of the accompanying product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

▪	We may call your notes prior to their scheduled maturity date. We may choose to call the notes early or choose not to call the notes early on any redemption date in our sole discretion. If the notes are called early, you will receive the principal amount of your notes plus any accrued and unpaid interest to, but not including, the redemption date. The aggregate amount that you will receive through and including the redemption date will be less than the aggregate amount that you would have received had the notes not been called early. If we call the notes early, your overall return may be less than the yield which the notes would have earned if you held your notes to maturity and you may not be able to reinvest your funds at the same rate as the original notes. We may choose to call the notes early, for example, if U.S. interest rates decrease significantly or if volatility of U.S. interest rates decreases significantly.
▪	The notes are not ordinary debt securities because, except for the initial interest payment periods, the interest rate on the notes is variable and may equal the minimum interest rate. For an initial interest payment period, the notes will pay an annual interest rate equal to the initial interest rate, and for each interest payment period (other than the initial interest payment periods), the notes will pay a rate per annum equal to the greater of (a) the minimum interest rate and (b) the leverage factor multiplied by the spread, provided that such rate will not be greater than the maximum interest rate.
▪	The interest rate on the notes for an interest payment period (other than the initial interest payment periods) is subject to the maximum interest rate. The interest rate for an interest payment period (other than the initial interest payment periods) is variable; however, it will not exceed the maximum interest rate set forth on the front cover of this amended and restated term sheet, regardless of the performance of the CMS rates. In other words, for an interest payment period (other than the initial interest payment periods), if the leverage factor multiplied by the spread is greater than or equal to the maximum interest rate, your interest rate on the notes will be capped at the maximum interest rate.
▪	The interest rate on the notes is based on the spread, which may result in application of the minimum interest rate. The spread is calculated as (a) 30CMS minus (b) 2CMS minus (c) 0.25%. The CMS rates may be influenced by a number of factors, including (but not limited to) monetary policies, fiscal policies, inflation, general economic conditions and public expectations with respect to such factors. The effect that any single factor may have on the CMS rates may be partially offset by other factors. We cannot predict the factors that may cause the CMS rates, and consequently the spread, to increase or decrease. A decrease in a positive spread will result in a reduction of the interest rate payable for the corresponding interest payment period (other than the initial interest payment periods). A negative spread will cause the interest rate for the corresponding interest payment period to be equal to the minimum interest rate. The amount of interest you accrue on the notes in any interest payment period (other than the initial interest payment periods) may decrease even if either or both of the CMS rates increase. Interest during any interest payment period (other than the initial interest payment periods) may be equal to zero, and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time during such period.
▪	Longer dated notes may be more risky than shorted dated notes. By purchasing a note with a longer tenor, you are more exposed to fluctuations in interest rates than if you purchased a note with a shorter tenor. Specifically, you may be negatively affected if certain interest rate scenarios occur. The applicable discount rate, which is the prevailing rate in the market for notes of the same tenor, will likely be higher for notes with longer tenors than if you had purchased a note with a shorter tenor. Therefore, assuming that short term rates rise, the market value of a longer dated note will be lower than the market value of a comparable short term note with similar terms.
▪	The notes are subject to the credit risk of JPMorgan Chase & Co. The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our creditworthiness or credit spreads, as determined by the
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Leveraged Callable CMS Curve Linked Notes due July 31, 2035

market for taking our credit risk, is likely to adversely affect the value of the notes.  If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

▪	Potential conflicts. We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as JPMS’s estimated value. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities as well as modeling and structuring the economic terms of the notes, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement no. 1a-I for additional information about these risks.
▪	JPMS’s estimated value of the notes will be lower than the issue price (price to public) of the notes. JPMS’s estimated value is only an estimate using several factors. The issue price of the notes will exceed JPMS’s estimated value because costs associated with selling, structuring and hedging the notes are included in the issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “Additional Information About the Notes – JPMS’s Estimated Value of the Notes” in this document.
▪	JPMS’s estimated value does not represent future values of the notes and may differ from others’ estimates. JPMS’s estimated value of the notes is determined by reference to JPMS’s internal pricing models. This estimated value is based on market conditions and other relevant factors existing at the time of pricing and JPMS’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for notes that are greater than or less than JPMS’s estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “Additional Information About the Notes – JPMS’s Estimated Value of the Notes” in this document.
▪	JPMS’s estimated value is not determined by reference to credit spreads for our conventional fixed-rate debt. The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate would have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “Additional Information About the Notes — JPMS’s Estimated Value of the Notes” in this document.
▪	The value of the notes as published by JPMS (and which may be reflected on customer account statements) may be higher than JPMS’s then-current estimated value of the notes for a limited time period. We generally expect that some of the costs included in the issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our secondary market credit spreads for structured debt issuances. See “Additional Information About the Notes — Secondary Market Prices of the Notes” in this document for additional information relating to this initial period. Accordingly, the estimated value of
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your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

▪	Secondary market prices of the notes will likely be lower than the issue price of the notes. Any secondary market prices of the notes will likely be lower than the issue price of the notes because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the maturity date could result in a substantial loss to you. See the two immediately following risk factors for information about additional factors that will impact any secondary market prices of the notes.
▪	The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” below.
▪	Secondary market prices of the notes will be impacted by many economic and market factors. The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, and estimated hedging costs, including but not limited to:
o	any actual or potential change in our or our affiliates’ creditworthiness or credit spreads;
o	customary bid-ask spreads for similarly sized trades;
o	our secondary market funding rates for structured issuances;
o	the actual and expected volatility of interest rates generally;
o	the time to maturity of the notes;
o	interest and yield rates in the market generally;
o	the likelihood, or expectation, that the notes will be redeemed by us, based on prevailing market interest rates or otherwise; and
o	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

▪	JPMS and its affiliates may have published research, expressed opinions or provided recommendations that are inconsistent with investing in or holding the notes, and may do so in the future. Any such research, opinions or recommendations could affect the market value of the notes. JPMS and its affiliates publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. JPMS and its affiliates may have published research or other opinions that call into question the investment view implicit in an investment in the notes. Any research, opinions or recommendations expressed by JPMS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should undertake their own independent investigation of the merits of investing in the notes.
▪	Reinvestment risk. If we redeem the notes, the term of the notes may be reduced and you will not receive interest payments after the applicable redemption date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are redeemed prior to the maturity date.
▪	Variable rate notes differ from fixed rate notes. For each interest payment period (other than the initial interest payment periods), the rate of interest on your notes will be variable and equal to the greater of (a) the minimum interest rate and (b) the leverage factor multiplied by the spread, provided that such rate will
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not be greater than the maximum interest rate, which may be less than returns otherwise payable on notes issued by us with similar maturities. You should consider, among other things, the overall potential annual percentage rate of interest to maturity of the notes as compared to other investment alternatives.

▪	The method of determining the variable interest rate for any interest payment period may not directly correlate with the actual CMS rates. The determination of the interest rate payable for any interest payment period (other than the initial interest payment periods) will be based on the spread, but it will not directly correlate with actual CMS rates. In addition, the interest rate applicable to the notes during any interest payment period (other than the initial interest payment periods) will not be greater than the maximum interest rate or less than the minimum interest rate. We will use the CMS rates on each CMS determination date to determine the spread on such CMS determination date, which in turn will be used to determine the interest rate for the interest payment period corresponding to such CMS determination date, regardless of what the actual CMS rates and differences between the CMS rates are for the calendar days during such interest payment period that are not CMS determination dates.
▪	The spread will be affected by a number of factors. After the initial interest payment periods, the amount of interest, if any, payable on the notes will depend primarily on the CMS rates and the spread on the applicable CMS determination dates. A number of factors can affect the spread by causing changes in the relative values of the CMS rates including, but not limited to:
o	changes in, or perceptions about, future CMS rates;
o	general economic conditions;
o	prevailing interest rates; and
o	policies of the Federal Reserve Board regarding interest rates.

These and other factors may have a negative impact on the payment of interest on the notes and on the value of the notes in the secondary market.

▪	The CMS rates may be volatile. The CMS rates are subject to volatility due to a variety of factors affecting interest rates generally, including but not limited to:
o	sentiment regarding underlying strength in the U.S. and global economies;
o	expectation regarding the level of price inflation;
o	sentiment regarding credit quality in U.S. and global credit markets;
o	central bank policy regarding interest rates; and
o	performance of capital markets.

Increases or decreases in the CMS rates could result in the corresponding spread decreasing or being negative and thus in the reduction of interest, if any, payable on the notes.

▪	Lack of liquidity. The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
▪	The final terms and valuation of the notes will be provided in the pricing supplement. The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the pricing supplement. In particular, JPMS’s estimated value will be provided in the pricing supplement, and the estimated value of the notes may be equal to the low end of the applicable range set forth on the cover of this amended and restated term sheet. Accordingly, you should consider your potential investment in the notes based on the low end of the range for JPMS’s estimated value.
▪	Tax disclosure. The information under “Tax Considerations" in this amended and restated term sheet remains subject to confirmation by our tax counsel. We will notify you of any revisions to the information under “Tax Considerations" in a supplement to this amended and restated term sheet on or before the business day immediately preceding the issue date, or if the information cannot be confirmed by our tax counsel, we may terminate this offering of notes.
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Additional Information About the Notes

JPMS’s Estimated Value of the Notes

JPMS’s estimated value of the notes set forth on the cover of this document is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. For additional information, see “Risk Factors — JPMS’s estimated value is not determined by reference to credit spreads for our conventional fixed-rate debt.” The value of the derivative or derivatives underlying the economic terms of the notes is derived from JPMS’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, JPMS’s estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Risk Factors — JPMS’s estimated value does not represent future values of the notes and may differ from others’ estimates” in this document.

JPMS’s estimated value of the notes will be lower than the issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Risk Factors — JPMS’s estimated value of the notes will be lower than the issue price (price to public) of the notes” in this document.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Risk Factors — Secondary market prices of the notes will be impacted by many economic and market factors” in this amended and restated term sheet. In addition, we generally expect that some of the costs included in the issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by JPMS. See “Risk Factors — The value of the notes as published by JPMS (and which may be reflected on customer account statements) may be higher than JPMS’s then-current estimated value of the notes for a limited time period” in this document.

Supplemental Plan of Distribution

Subject to regulatory constraints, JPMS intends to use its reasonable efforts to offer to purchase the notes in the secondary market, but is not required to do so.

We or our affiliate may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the notes and JPMS and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions. See “Use of Proceeds and Hedging” on page PS-34 of the accompanying product supplement no. 1a-1.

Tax Considerations

You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 1a-1. Subject to the limitations described therein, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” You will generally be required to accrue and recognize original issue discount (“OID”) as interest income in each year at the “comparable yield,” as determined by us, even though the actual interest payments made with respect to the notes during a taxable year may differ from the amount of OID that must be accrued during that taxable year. In addition, solely for purposes of determining the amount of OID that you will be required to accrue, we are also required to construct a “projected payment schedule” in respect of the notes representing a series of payments the amount and timing of which would produce a yield to maturity on the notes equal to the

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comparable yield. You will be required to make adjustments to the amount of OID you must recognize each taxable year to reflect the difference, if any, between the actual amount of interest payments made and the projected amount of the interest payments (as reflected in the projected payment schedule). Under the forgoing rules, you will not be required to separately include in income the interest payments you receive with respect to the notes. To obtain the comparable yield and the projected payment schedule in respect of the notes, contact a certified financial analyst at the Global Securities Group desk at (800) 576-3529. Generally, amounts received at maturity or earlier sale or disposition in excess of your tax basis, if any, will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous interest inclusions with respect to the notes, which will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, the deductibility of which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes’ adjusted issue price.

Non-U.S. Holders should note that final Treasury regulations were released on legislation that imposes a withholding tax of 30% on payments to certain foreign entities unless information reporting and diligence requirements are met, as described in “Material U.S. Federal Income Tax Consequences-Tax Consequences to Non-U.S. Holders” in the accompanying product supplement.  Pursuant to the final regulations, such withholding tax will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to this withholding tax. The withholding tax described above will not apply to payments of gross proceeds from the sale, exchange or other disposition of the notes made before January 1, 2017.

Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments.

Where You Can Find More Information

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this amended and restated term sheet together with the prospectus dated November 7, 2014, as supplemented by the prospectus supplement dated November 7, 2014 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 1a-1 dated November 7, 2014 and underlying supplement no. 1a-I dated November 7, 2014.

This amended and restated term sheet amends and restates and supercedes the term sheet related hereto dated July 6, 2015 in its entirety. You should not rely on the term sheet related hereto dated July 6, 2015 in making your decision to invest in the notes. This amended and restated term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, stand-alone fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 1a-I. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

• Product supplement no. 1a-I dated November 7, 2014:

http://www.sec.gov/Archives/edgar/data/19617/000089109214008402/e61380_424b2.htm

• Prospectus supplement dated November 7, 2014:

http://www.sec.gov/Archives/edgar/data/19617/000089109214008397/e61348_424b2.pdf

• Prospectus dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008397/e61348_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this amended and restated term sheet, the “Company,” “we,” “us,” and “our” refer to JPMorgan Chase & Co.

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